UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

DIFFERENTIAL BRANDS GROUP INC.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

25374L108

(CUSIP Number)

Matthew D. Eby

Tengram Capital Associates, LLC

15 Riverside Avenue

Westport, CT 06880

Tel: (203) 454-6999

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 18, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25374L108

1.	Name of Reporting Person:

TCP RG, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

-0-
	8.	Shared Voting Power

-0-
	9.	Sole Dispositive Power

-0-
	10.	Shared Dispositive Power

-0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

-0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13.	Percent of Class Represented by Amount in Row (11)

0.0%(1)
14.	Type of Reporting Person (See Instructions)

OO

(1) Based on approximately 13,297,854 shares of common stock, par value $0.10 per share (“Common Stock”), of Differential Brands Group Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of May 8, 2017, as provided by the Issuer.

2

CUSIP No. 25374L108

1.	Name of Reporting Person:

Tengram Capital Partners Gen2 Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

-0-
	8.	Shared Voting Power

1,363,306(2)
	9.	Sole Dispositive Power

-0-
	10.	Shared Dispositive Power

1,363,306(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,363,306(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13.	Percent of Class Represented by Amount in Row (11)

10.3%(3)
14.	Type of Reporting Person (See Instructions)

HC; PN

(2) Consists of 1,363,306 shares of Common Stock held directly by Tengram Capital Partners Gen2 Fund, L.P. (“Tengram Fund I”). Tengram Capital Associates, LLC (“TCA”) is the general partner of Tengram Fund I. Matthew Eby and William Sweedler are the co-managing members of TCA. Each of Matthew Eby, William Sweedler, TCA and Tengram Fund I may be deemed to share the voting and dispositive power of the above shares.

(3) Based on approximately 13,297,854 shares of Common Stock issued and outstanding as of May 8, 2017, as provided by the Issuer.

3

CUSIP No. 25374L108

1.	Name of Reporting Person:

Tengram Capital Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

-0-
	8.	Shared Voting Power

1,517,774(4)
	9.	Sole Dispositive Power

-0-
	10.	Shared Dispositive Power

1,517,774(4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,517,774(4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13.	Percent of Class Represented by Amount in Row (11)

11.4%(5)
14.	Type of Reporting Person (See Instructions)

HC

(4) Consists of 1,363,306 shares of Common Stock held directly by Tengram Fund I, 112,559 shares of Common Stock held directly by TCA and 41,909 shares of Common Stock held directly by RG II Blocker, LLC. TCA is the general partner of Tengram Fund I and the manager of RG II Blocker, LLC. Matthew Eby and William Sweedler are the co-managing members of TCA. Each of Matthew Eby, William Sweedler, TCA and Tengram Fund I may be deemed to share the voting and dispositive power of the above shares.

(5) Based on approximately 13,297,854 shares of Common Stock issued and outstanding as of May 8, 2017, as provided by the Issuer.

4

CUSIP No. 25374L108

1.	Name of Reporting Person:

TCP Denim, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

-0-
	8.	Shared Voting Power

4,480,287(6)
	9.	Sole Dispositive Power

-0-
	10.	Shared Dispositive Power

4,480,287(6)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,480,287(6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13.	Percent of Class Represented by Amount in Row (11)

33.7%(7)
14.	Type of Reporting Person (See Instructions)

OO

(6) Consists of 4,480,287 shares of Common Stock, assuming a conversion price of $11.16 per share, issuable upon conversion of 50,000 shares of 10.0% Series A Convertible Preferred Stock, par value $0.10 per share (the “Series A Convertible Preferred Stock”), of the Issuer purchased by TCP Denim, LLC pursuant to the Stock Purchase Agreement described in the Issuer’s Registration Statement on Form S-4/A on December 7, 2015 (the “Stock Purchase Agreement”). TCP Denim, LLC is managed by its sole member, Tengram Capital Partners Fund II, L.P. (“Tengram Fund II”). Tengram Capital Associates II, LLC (“TCA II”) is the general partner of Tengram Fund II. Matthew Eby and William Sweedler are the co-managing members of TCA II. Each of Matthew Eby, William Sweedler, TCA II and Tengram Fund II may be deemed to share the voting and dispositive power of the above shares.

(7) Based on the sum of approximately 13,297,854 shares of Common Stock issued and outstanding as of May 8, 2017, as provided by the Issuer, and 4,480,287 shares of Common Stock, assuming a conversion price of $11.16 per share, issuable upon conversion of 50,000 shares of the Series A Convertible Preferred Stock held by TCP Denim, LLC.

5

CUSIP No. 25374L108

1.	Name of Reporting Person:

Tengram Capital Partners Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

-0-
	8.	Shared Voting Power

6,090,907(8)
	9.	Sole Dispositive Power

-0-
	10.	Shared Dispositive Power

6,090,907(8)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,090,907(8)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13.	Percent of Class Represented by Amount in Row (11)

45.8%(9)
14.	Type of Reporting Person (See Instructions)

HC; PN

(8) Consists of: (i) 4,480,287 shares of Common Stock, assuming a conversion price of $11.16 per share, issuable upon conversion of 50,000 shares of Series A Convertible Preferred Stock held by TCP Denim, LLC; and (ii) 1,610,620 shares of Common Stock, or the maximum number of shares of Common Stock issuable upon the conversion of (a) a warrant owned by Tengram Fund II for the purchase of 500,000 shares of Common Stock at an exercise price of $3.00 per share (subject to adjustment) and (b) a convertible promissory note owned by Tengram Fund II with principal of $13.0 million, which will convert, at Tengram Fund II’s option or on the maturity date of July 18, 2017 if not already repaid in cash prior to that date, into up to 4,500,000 shares of Class A-1 Preferred Stock at a conversion price of $3.00 per share, further convertible into shares of Common Stock at an initial price of $3.00 per share (subject to adjustment). TCP Denim, LLC is managed by its sole member, Tengram Fund II. TCA II is the general partner of Tengram Fund II. Matthew Eby and William Sweedler are the co-managing members of TCA II. Each of Matthew Eby, William Sweedler, TCA II and Tengram Fund II may be deemed to share the voting and dispositive power of the above shares.

(9) Based on the sum of approximately 13,297,854 shares of Common Stock issued and outstanding as of May 8, 2017, as provided by the Issuer, and (i) 4,480,287 shares of Common Stock, assuming a conversion price of $11.16 per share, issuable upon conversion of 50,000 shares of the Series A Convertible Preferred Stock held by TCP Denim, LLC; and (ii) 1,610,620 shares of Common Stock, or the maximum number of shares of Common Stock issuable upon the conversion of (a) a warrant for the purchase of 500,000 shares of Common Stock at an exercise price of $3.00 per share (subject to adjustment) and (b) a convertible promissory note with principal of $13.0 million, which will convert, at Tengram Fund II’s option or on the maturity date of July 18, 2017 if not already repaid in cash prior to that date, into up to 4,500,000 shares of Class A-1 Preferred Stock at a conversion price of $3.00 per share, further convertible into shares of Common Stock at an initial price of $3.00 per share (subject to adjustment).

6

CUSIP No. 25374L108

1.	Name of Reporting Person:

Tengram Capital Associates II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

-0-
	8.	Shared Voting Power

6,090,907(10)
	9.	Sole Dispositive Power

-0-
	10.	Shared Dispositive Power

6,090,907(10)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,090,907(10)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13.	Percent of Class Represented by Amount in Row (11)

45.8%(11)
14.	Type of Reporting Person (See Instructions)

HC

(10) Consists of: (i) 4,480,287 shares of Common Stock, assuming a conversion price of $11.16 per share, issuable upon conversion of 50,000 shares of Series A Convertible Preferred Stock held by TCP Denim, LLC; and (ii) 1,610,620 shares of Common Stock, or the maximum number of shares of Common Stock issuable upon the conversion of (a) a warrant owned by Tengram Fund II for the purchase of 500,000 shares of Common Stock at an exercise price of $3.00 per share (subject to adjustment) and (b) a convertible promissory note owned by Tengram Fund II with principal of $13.0 million, which will convert, at Tengram Fund II’s option or on the maturity date of July 18, 2017 if not already repaid in cash prior to that date, into up to 4,500,000 shares of Class A-1 Preferred Stock at a conversion price of $3.00 per share, further convertible into shares of Common Stock at an initial price of $3.00 per share (subject to adjustment). TCP Denim, LLC is managed by its sole member, Tengram Fund II. TCA II is the general partner of Tengram Fund II. Matthew Eby and William Sweedler are the co-managing members of TCA II. Each of Matthew Eby, William Sweedler, TCA II and Tengram Fund II may be deemed to share the voting and dispositive power of the above shares.

(11) Based on the sum of approximately 13,297,854 shares of Common Stock issued and outstanding as of May 8, 2017, as provided by the Issuer, and (i) 4,480,287 shares of Common Stock, assuming a conversion price of $11.16 per share, issuable upon conversion of 50,000 shares of the Series A Convertible Preferred Stock held by TCP Denim, LLC; and (ii) 1,610,620 shares of Common Stock, or the maximum number of shares of Common Stock issuable upon the conversion of (a) a warrant for the purchase of 500,000 shares of Common Stock at an exercise price of $3.00 per share (subject to adjustment) and (b) a convertible promissory note with principal of $13.0 million, which will convert, at Tengram Fund II’s option or on the maturity date of July 18, 2017 if not already repaid in cash prior to that date, into up to 4,500,000 shares of Class A-1 Preferred Stock at a conversion price of $3.00 per share, further convertible into shares of Common Stock at an initial price of $3.00 per share (subject to adjustment).

7

CUSIP No. 25374L108

1.	Name of Reporting Person:

Matthew Eby
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

9,058(12)
	8.	Shared Voting Power

7,608,681(13)
	9.	Sole Dispositive Power

9,058(12)
	10.	Shared Dispositive Power

7,608,681(13)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,617,739(12)(13)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13.	Percent of Class Represented by Amount in Row (11)

57.3%(14)
14.	Type of Reporting Person (See Instructions)

HC; IN

(12) Consists of 9,058 shares of Common Stock held directly by Matthew Eby, over which Mr. Eby has sole voting and dispositive power.

(13) Consists of: (i) 4,480,287 shares of Common Stock, assuming a conversion price of $11.16 per share, issuable upon conversion of 50,000 shares of the Series A Convertible Preferred Stock purchased by TCP Denim, LLC pursuant to the Stock Purchase Agreement; (ii) 1,610,620 shares of Common Stock, or the maximum number of shares of Common Stock issuable upon the conversion of (a) a warrant owned by Tengram Fund II for the purchase of 500,000 shares of Common Stock at an exercise price of $3.00 per share (subject to adjustment) and (b) a convertible promissory note owned by Tengram Fund II with principal of $13.0 million, which will convert, at Tengram Fund II’s option or on the maturity date of July 18, 2017 if not already repaid in cash prior to that date, into up to 4,500,000 shares of Class A-1 Preferred Stock at a conversion price of $3.00 per share, further convertible into shares of Common Stock at an initial price of $3.00 per share (subject to adjustment); (iii) 1,363,306 shares of Common Stock held directly by Tengram Fund I; (iv) 112,559 shares of Common Stock held directly by TCA; and (v) 41,909 shares of Common Stock held directly by RG II Blocker, LLC. TCP Denim, LLC is managed by its sole member, Tengram Fund II. TCA is the general partner of Tengram Fund I and the manager of RG II Blocker LLC, and TCA II is the general partner of Tengram Fund II. Matthew Eby and William Sweedler, as the co-managing members of TCA and TCA II, may be deemed to share the voting and dispositive power of the above 7,608,681 shares of Common Stock.

(14) Based on the sum of approximately 13,297,854 shares of Common Stock issued and outstanding as of May 8, 2017, as provided by the Issuer, and (i) 4,480,287 shares of Common Stock, assuming a conversion price of $11.16 per share, issuable upon conversion of 50,000 shares of the Series A Convertible Preferred Stock held by TCP Denim, LLC; and (ii) 1,610,620 shares of Common Stock, or the maximum number of shares of Common Stock issuable upon the conversion of (a) a warrant for the purchase of 500,000 shares of Common Stock at an exercise price of $3.00 per share (subject to adjustment) and (b) a convertible promissory note with principal of $13.0 million, which will convert, at Tengram Fund II’s option or on the maturity date of July 18, 2017 if not already repaid in cash prior to that date, into up to 4,500,000 shares of Class A-1 Preferred Stock at a conversion price of $3.00 per share, further convertible into shares of Common Stock at an initial price of $3.00 per share (subject to adjustment).

8

CUSIP No. 25374L108

1.	Name of Reporting Person:

William Sweedler
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

9,059(15)
	8.	Shared Voting Power

7,608,681(16)
	9.	Sole Dispositive Power

9,059(15)
	10.	Shared Dispositive Power

7,608,681(16)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,617,740(15)(16)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13.	Percent of Class Represented by Amount in Row (11)

57.3%(17)
14.	Type of Reporting Person (See Instructions)

HC; IN

(15) Consists of 9,059 shares of Common Stock held directly by William Sweedler, over which Mr. Sweedler has sole voting and dispositive power.

(16) Consists of: (i) 4,480,287 shares of Common Stock, assuming a conversion price of $11.16 per share, issuable upon conversion of 50,000 shares of the Series A Convertible Preferred Stock purchased by TCP Denim, LLC pursuant to the Stock Purchase Agreement; (ii) 1,610,620 shares of Common Stock, or the maximum number of shares of Common Stock issuable upon the conversion of (a) a warrant owned by Tengram Fund II for the purchase of 500,000 shares of Common Stock at an exercise price of $3.00 per share (subject to adjustment) and (b) a convertible promissory note owned by Tengram Fund II with principal of $13.0 million, which will convert, at Tengram Fund II’s option or on the maturity date of July 18, 2017 if not already repaid in cash prior to that date, into up to 4,500,000 shares of Class A-1 Preferred Stock at a conversion price of $3.00 per share, further convertible into shares of Common Stock at an initial price of $3.00 per share (subject to adjustment); (iii) 1,363,306 shares of Common Stock held directly by Tengram Fund I; (iv) 112,559 shares of Common Stock held directly by TCA; and (v) 41,909 shares of Common Stock held directly by RG II Blocker, LLC. TCP Denim, LLC is managed by its sole member, Tengram Fund II. TCA is the general partner of Tengram Fund I and the manager of RG II Blocker, LLC, and TCA II is the general partner of Tengram Fund II. Matthew Eby and William Sweedler, as the co-managing members of TCA and TCA II, may be deemed to share the voting and dispositive power of the above 7,608,681 shares of Common Stock.

(17) Based on the sum of approximately 13,297,854 shares of Common Stock issued and outstanding as of May 8, 2017, as provided by the Issuer, and (i) 4,480,287 shares of Common Stock, assuming a conversion price of $11.16 per share, issuable upon conversion of 50,000 shares of the Series A Convertible Preferred Stock held by TCP Denim, LLC; and (ii) 1,610,620 shares of Common Stock, or the maximum number of shares of Common Stock issuable upon the conversion of (a) a warrant for the purchase of 500,000 shares of Common Stock at an exercise price of $3.00 per share (subject to adjustment) and (b) a convertible promissory note with principal of $13.0 million, which will convert, at Tengram Fund II’s option or on the maturity date of July 18, 2017 if not already repaid in cash prior to that date, into up to 4,500,000 shares of Class A-1 Preferred Stock at a conversion price of $3.00 per share, further convertible into shares of Common Stock at an initial price of $3.00 per share (subject to adjustment).

9

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 1 to the Schedule 13D (this “Amendment”) amends certain items of the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 8, 2016 (the “Original Schedule 13D”), and relates to the common stock, par value $0.10 per share (the “Common Stock”), of Differential Brands Group Inc. (the “Issuer”). The Reporting Persons are filing this Amendment to report (i) the issuance, to certain of the Reporting Persons, of a warrant for the purchase of Common Stock and an amended promissory note convertible into shares of Class A-1 Preferred Stock and subsequently into shares of Common Stock; and (ii) a series of pro rata in-kind distributions of the shares of Common Stock by certain of the Reporting Persons and affiliated funds to certain of their members, including subsequent distributions by certain of the receiving members to their own members, in each case for no consideration.

This Amendment also constitutes an exit filing for TCP RG, LLC, whose beneficial ownership in the shares of Common Stock has dropped below the 5.0% Schedule 13D reporting threshold following the pro rata in-kind distributions. All capitalized terms used but not defined in this Amendment have the meanings given to such terms in the Original Schedule 13D. Except as provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D.

Item 3.         Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

The SWIMS Transaction

On July 18, 2016, the Issuer completed the acquisition of all of the outstanding share capital of Scandinavian lifestyle brand SWIMS AS (“SWIMS”), a Norwegian private limited company (aksjeselskap). The acquisition was completed pursuant to the Purchase Agreement, dated as of July 18, 2016 (the “SWIMS Purchase Agreement”), between the Issuer, its wholly-owned subsidiary DFBG Swims, LLC, the shareholders of SWIMS named therein (the “SWIMS Sellers”), Øystein Alexander Eskeland and Atle Søvik, acting jointly as the representatives of the SWIMS Sellers, and, for certain limited purposes described in Item 6 below, TCP Denim, LLC, TCP RG, LLC and TCP RG II, LLC.

To finance the acquisition, the Issuer issued the following to Tengram Fund II on July 18, 2016: (i) a warrant for the purchase of 500,000 shares of Common Stock at an exercise price of $3.00 per share, subject to adjustment as described in Item 6 below (the “SWIMS Warrant”); and (ii) a convertible promissory note with principal of $13.0 million (the “SWIMS Convertible Note”). The SWIMS Convertible Note accrues interest at a rate of 3.75% per annum, compounding on the first day of each month starting August 1, 2016, and will convert, at Tengram Fund II’s option or on the maturity date of July 18, 2017, if not already repaid in cash on or before that date, into up to 4,500,000 shares of Class A-1 Preferred Stock at a conversion price of $3.00 per share, subject to adjustment as described in Item 6 below.  Additionally, the Class A-1 Preferred Stock will itself be convertible into shares of the Common Stock at an initial price of $3.00 per share, subject to adjustment as described in Item 6 below. The terms of the SWIMS Convertible Note as issued on July 18, 2016 had initially set a maturity date of January 18, 2017. The Issuer and Tengram Fund II amended the SWIMS Convertible Note effective January 18, 2017 to extend the maturity date by six months as noted above.

The SWIMS Convertible Note may not be converted (together with any other issuances considered aggregated under the applicable listing standards of The NASDAQ Stock Market LLC (“NASDAQ”)) into shares of Class A-1 Preferred Stock which are then convertible into more than 1,610,620 shares of Common Stock. These shares of Class A-1 Preferred Stock will have as-converted voting rights only to the extent such shares may convert into Common Stock, unless allowed under the applicable NASDAQ listing standards. Additionally, where the Issuer issues upon exercise of the SWIMS Warrant at least 1,610,620 shares of Common Stock (subject to adjustment for stock splits and combinations, and together with any other issuances considered aggregated under the applicable NASDAQ listing standards), any shares of Common Stock above the 1,610,620 threshold will not carry voting rights and will not be issuable upon the exercise of purchase rights under the SWIMS Warrant. The Issuer will take all action necessary to seek the required stockholder approval under NASDAQ listing standards to provide for (i) full conversion into Common Stock and voting rights of all shares of Class A-1 Preferred Stock and (ii) voting rights and issuances upon the exercise of purchase rights for the additional shares of Common Stock exercisable under the SWIMS Warrant above the 1,610,620 threshold.

10

Pro Rata In-Kind Distributions

On January 23, 2017, TCP RG, LLC disposed of all 1,245,418 shares of Common Stock which it held directly in the Issuer, in a pro rata in-kind distribution for no consideration to certain of its members, including, among others, Tengram Capital Partners Gen2 Fund, L.P. (“Tengram Fund I”), Tengram Capital Associates, LLC (“TCA”) and TCP Co-Invest LLC. TCP RG, LLC disposed of 1,019,032 shares of Common Stock to Tengram Fund I, 112,559 shares of Common Stock to TCA and 90,585 shares of Common Stock to TCP Co-Invest LLC, with the remaining 23,242 shares of Common Stock distributed among other members of TCP RG, LLC. Additionally, on May 8, 2017, after receiving the 90,585 shares of Common Stock from TCP RG, LLC, TCP Co-Invest LLC redistributed all of these shares pro rata among its members for no consideration. TCP Co-Invest LLC disposed of 9,059 shares of Common Stock to William Sweedler and 9,058 shares of Common Stock to Matthew Eby, with the remaining 72,468 shares of Common Stock distributed to another member. Tengram Fund I and TCA did not subsequently transfer the shares of Common Stock they received from TCP RG, LLC.

On January 23, 2017, TCP RG II, LLC disposed of all 410,345 shares of Common Stock which it held directly in the Issuer, in a pro rata in-kind distribution for no consideration to certain of its members, including, among others, Tengram Fund I, TCP Co-Invest LLC and RG II Intermediary LLC. TCP RG II, LLC disposed of 344,274 shares of Common Stock to Tengram Fund I, 3,622 shares of Common Stock to TCP Co-Invest LLC and 41,909 shares of Common Stock to RG II Intermediary, LLC, with the remaining 20,540 shares of Common Stock distributed among other members of TCP RG II, LLC. Additionally, on May 8, 2017, after receiving the 41,909 shares of Common Stock from TCP RG II, LLC, RG II Intermediary, LLC redistributed all of these shares pro rata to its member RG II Blocker, LLC for no consideration. On May 8, 2017, after receiving the 3,622 shares of Common Stock from TCP RG II, LLC, TCP Co-Invest LLC also redistributed all of these shares pro rata to its members for no consideration. Tengram Fund I did not subsequently transfer the shares of Common Stock it received from TCP RG II, LLC.

As a result of the pro rata in-kind distributions, the number of shares beneficially owned by the Reporting Persons who partook in the distributions is as follows: (i) TCP RG, LLC no longer beneficially owns shares of Common Stock; (ii) Tengram Fund I beneficially owns 1,363,306 shares of Common Stock, all of which it holds directly, including the 1,019,032 shares and 344,274 shares received from TCP RG, LLC and TCP RG II, LLC, respectively; (iii) TCA beneficially owns 1,517,774 shares of Common Stock, including 1,363,306 shares held directly by Tengram Fund I, of which TCA is the general partner, 112,559 shares held directly by TCA and 41,909 shares held directly by RG II Blocker, LLC, of which TCA is the manager; and (iv) each of Matthew Eby and William Sweedler, as co-managing member of TCA and TCA II, beneficially owns 7,617,739 and 7,617,740 shares of Common Stock, respectively, including (a) 1,363,306 shares held directly by Tengram Fund I, (b) 112,559 shares held directly by TCA, (c) 41,909 shares held directly by RG II Blocker, LLC, (d) 6,090,907 shares of Common Stock indirectly beneficially owned by TCA II, as further described in Item 5 below and (e) in Mr. Eby’s case, 9,058 shares of Common Stock held directly, and in Mr. Sweedler’s case, 9,059 shares of Common Stock held directly. Additionally, TCA, as the manager of TCP Co-Invest LLC, and each of Mssrs. Sweedler and Eby, as the co-managers of TCA, temporarily beneficially owned the 90,585 shares TCP Co-Invest LLC received from TCP RG LLC and the 3,622 shares TCP Co-Invest LLC received from TCP RG II, LLC, until TCP Co-Invest LLC re-distributed such shares to its own members.

11

TCP RG II, LLC, TCP Co-Invest LLC, RG II Intermediary, LLC and RG II Blocker, LLC are not Reporting Persons for purposes of this Amendment.

Item 4.         Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

The information contained in Item 3 above is hereby incorporated by reference.

Each of Messrs. Eby and Sweedler is a member of the Issuer’s board of directors (the “Board”).  Neither Mr. Eby nor Mr. Sweedler will amend Item 4 of this Schedule 13D to disclose plans or proposal of the Issuer or known to him in his capacity as a director of the Issuer. Information concerning the appointment of Messrs. Eby and Sweedler and other members to the Issuer’s Board, set forth under Item 5.02 of the Issuer’s Current Report on Form 8-K filed on January 29, 2016, is incorporated herein by reference.

Each Reporting Person intends to review its or his investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, changes in market prices of the Issuer’s Common Stock and conditions in the securities markets and general economic and industry conditions, each Reporting Person may in the future take such actions with respect to its or his investment in the Issuer as the Reporting Person deems appropriate including, without limitation, continuing to engage in communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and its or his investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), corporate governance or operations of the Issuer,  or changing its or his intentions with respect to any and all matters referred to in Item 4 of Schedule 13D.

Tengram Fund II, as the holder of the SWIMS Convertible Note and the SWIMS Warrant, and TCA II, William Sweedler and Matthew Eby, as indirect beneficial owners of the SWIMS Convertible Note and the SWIMS Warrant, may agree with the Issuer from time to time to amend the terms of those securities.

Tengram Fund I, TCA, William Sweedler and Matthew Eby may from time to time dispose of all or a portion of the securities they received as a result of the pro rata in-kind distributions on January 23, 2017 and/or May 8, 2017, as applicable, whether in the open market, in privately negotiated transactions or otherwise, depending on various factors including those set forth above. Generally, each of the Reporting Persons may further acquire, hold, vote, trade, dispose or otherwise deal in Common Stock of the Issuer at times, and in such manner, as it or he deems advisable depending on various factors including those set forth above.

Other than as set forth above or as would occur with the completion of, or following, any of the actions discussed herein, each Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. Each Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to its or his investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person may at any time reconsider and change its or his plans or proposals relating to the foregoing.

12

Item 5.         Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) TCP RG, LLC no longer beneficially owns any shares of Common Stock.

Tengram Fund I beneficially owns 1,363,306 shares of Common Stock, or approximately 10.3% of the issued and outstanding Common Stock, which it holds directly.

TCA, as the general partner of Tengram Fund I and the manager of RG II Blocker, LLC, may be deemed the beneficial owner of 1,517,774 shares of Common Stock, or approximately 11.4% of the issued and outstanding Common Stock, consisting of the following:

(i)	1,363,306 shares held directly by Tengram Fund I;

(ii)	112,559 shares held directly by TCA; and

(iii)	41,909 shares held directly by RG II Blocker, LLC.

TCP Denim, LLC is the beneficial owner of 4,480,287 shares of Common Stock, assuming a conversion price of $11.16 per share, issuable upon conversion of 50,000 shares of Series A Preferred Stock (such conversion at such assumed conversion price, the “Series A Conversion”), or 33.7% of the issued and outstanding Common Stock after giving effect to the Series A Conversion.

Tengram Fund II, as the sole member of TCP Denim, LLC, may be deemed the beneficial owner of 6,090,907 shares of Common Stock, or approximately 45.8% of the issued and outstanding Common Stock after giving effect to the Series A Conversion and the issuance of 1,610,620 shares of Common Stock, the maximum number of shares issuable upon the exercise of the SWIMS Warrants and the conversion of the SWIMS Convertible Note into Class A-1 Preferred Stock. The 6,090,907 shares of Common Stock consist of the following:

(i)	4,480,287 shares of Common Stock, assuming a conversion price of $11.16 per share, issuable upon conversion of 50,000 shares of Series A Convertible Preferred Stock held directly by TCP Denim, LLC; and

(ii)	1,610,620 shares of Common Stock, or the maximum number of shares of Common Stock issuable upon the conversion of (i) the SWIMS Warrant owned by Tengram Fund II for the purchase of 500,000 shares of Common Stock at an exercise price of $3.00 per share and (ii) the SWIMS Convertible Note owned by Tengram Fund II with principal of $13.0 million, which will convert, at Tengram Fund II’s option or on the maturity date of July 18, 2017 if not already repaid in cash prior to that date, into up to 4,500,000 shares of Class A-1 Preferred Stock at a conversion price of $3.00 per share, further convertible into shares of Common Stock at an initial price of $3.00 per share (subject to adjustment).

 TCA II, as the general partner of Tengram Fund II, may be deemed the beneficial owner of the 6,090,907 shares of Common Stock beneficially owned by Tengram Fund II, or approximately 45.8% of the issued and outstanding Common Stock after giving effect to the Series A Conversion and the issuance of 1,610,620 shares of Common Stock, the maximum number of shares issuable upon the exercise of the SWIMS Warrant and the conversion of the SWIMS Convertible Note into Class A-1 Preferred Stock.

13

Matthew Eby, as the co-managing member of TCA and TCA II, may be deemed the beneficial owner of 7,617,739 shares of Common Stock, or approximately 57.3% of the issued and outstanding Common Stock after giving effect to the Series A Conversion and the issuance of 1,610,620 shares of Common Stock, the maximum number of shares issuable upon the exercise of the SWIMS Warrant and the conversion of the SWIMS Convertible Note into Class A-1 Preferred Stock. The 7,617,739 shares of Common Stock consist of the following:

(i)	1,517,774 shares of Common Stock beneficially owned by TCA;

(ii)	6,090,907 shares of Common Stock beneficially owned by TCA II; and

(iii)	9,058 shares of Common Stock held directly by Mr. Eby.

William Sweedler, as the co-managing member of TCA and TCA II, may be deemed the beneficial owner of 7,617,740 shares of Common Stock, or approximately 57.3% of the issued and outstanding Common Stock after giving effect to the Series A Conversion and the issuance of 1,610,620 shares of Common Stock, the maximum number of shares issuable upon the exercise of the SWIMS Warrant and the conversion of the SWIMS Convertible Note into Class A-1 Preferred Stock. The 7,617,740 shares of Common Stock consist of the following:

(i)	1,517,774 shares of Common Stock beneficially owned by TCA;

(ii)	6,090,907 shares of Common Stock beneficially owned by TCA II; and

(iii)	9,059 shares of Common Stock held directly by Mr. Sweedler.

(b) The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment.

(c) Except as disclosed in this Amendment, the Reporting Persons have not effected any transactions in Common Stock during the past 60 days.

(d) Each of Messrs. Eby and Sweedler shares the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Common Stock held directly by Tengram Fund I, the Common Stock held directly by TCA, the Common Stock held directly by RG II Blocker, LLC, the Common Stock issuable to Tengram Fund II in connection with the exercise of the SWIMS Warrant and the conversion of the SWIMS Convertible Note into Class A-1 Preferred Stock, and the Common Stock issuable to TCP Denim, LLC in connection with the Series A Conversion.

(e) TCP RG, LLC ceased to be a beneficial owner of more than 5.0% of the Common Stock on January 23, 2017.

14

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information contained in Item 3 above is hereby incorporated by reference.

SWIMS Purchase Agreement

Pursuant to the SWIMS Purchase Agreement, the Issuer will provide certain demand and piggy-back registration rights with respect to shares of Common Stock beneficially owned by the SWIMS Sellers. Each of TCP RG, LLC, TCP RG II, LLC and TCP Denim, LLC agrees that it will take actions reasonably necessary to give effect to the registration rights of SWIMS Sellers, including by agreeing to cutbacks in a registered offering with respect to their rights in the Registration Rights Agreement dated January 28, 2016.

SWIMS Warrant

By its terms, the SWIMS Warrant may only be transferred to certain permitted transferees, and, until exercise, will not confer upon the holder of the SWIMS Warrant the rights of a stockholder of the Issuer. The exercise price and the number of shares of Common Stock issuable on exercise of the SWIMS Warrant will be adjusted upon certain corporate events, including stock splits, stock dividends, reverse stock splits, combinations, recapitalizations and reorganizations and certain other events. Additionally, if the Issuer declares or makes any dividend or other distribution of its assets to holders of the Common Stock (through return of capital, a distribution of cash, property or options or otherwise), the holder of the Warrant will be entitled to participate in the distribution of assets to the same extent that the holder would have participated if the holder held the number of shares issuable on exercise of the SWIMS Warrant as of the record date for the distribution.

SWIMS Convertible Note

Upon any recapitalization, stock split, stock dividend, reverse stock split or issuance of capital stock of the Issuer, the Issuer and the holder of the SWIMS Convertible Note will negotiate in good faith to adjust the conversion price to preserve equitably the value of the SWIMS Convertible Note after giving effect to such issuance or distribution.

Class A-1 Preferred Stock

The Class A-1 Preferred Shares issuable upon exercise of the SWIMS Convertible Note, for which a certificate of designation has not yet been filed, will be senior to the Common Stock upon liquidation and will have substantially all of the same rights, properties and privileges of the Series A Preferred Stock. However, Class A-1 Preferred Shares will (i) contain only standard anti-dilution adjustments and (ii) contain no conversion price adjustment set forth in Section 6(e) of the Series A Preferred Stock.

Each of the foregoing descriptions of the SWIMS Purchase Agreement, the SWIMS Warrant, the SWIMS Convertible Note and the Class A-1 Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the full text of the SWIMS Purchase Agreement, the SWIMS Warrant, the SWIMS Convertible Note, Amendment No. 1 to the SWIMS Convertible Note and the Certificate of Designation of 10% Series A Convertible Preferred Stock, respectively, each of which is filed as an exhibit to this Amendment and is incorporated herein by reference.

15

Item 7.         Materials to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.5	Purchase Agreement, dated as of July 18, 2016, between Differential Brands Group, Inc., DFBG Swims LLC, each shareholder of SWIMS AS signatory thereto and set forth in Exhibit A thereto, Øystein Alexander Eskeland and Atle Søvik, acting jointly as the representatives of the Sellers named therein, and, for certain limited purposes, TCP Denim, LLC, TCP RG, LLC, and TCP RG II, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 19, 2016).

Exhibit 99.6	Common Stock Purchase Warrant Issued to Tengram Capital Partners Fund II, L.P., dated as of July 18, 2016 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 19, 2016).

Exhibit 99.7	Convertible Promissory Note Issued to Tengram Capital Partners Fund II, L.P., dated as of July 18, 2016 (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 19, 2016).

Exhibit 99.8

Amendment No. 1 to Convertible Promissory Note Issued to Tengram Capital Partners Fund II, L.P., dated as of January 18, 2017 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on January 24, 2017).

Exhibit 99.9	Certificate of Designation of 10% Series A Convertible Preferred Stock of Differential Brands Group Inc. (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on January 29, 2016).

16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2017

TCP RG, LLC

By:	/s/ William Sweedler
Name:	William Sweedler
Title:	Co-Managing member of Tengram Capital Associates, LLC, as general partner of Tengram Capital Partners Gen2 Fund, L.P., as managing member of TCP RG, LLC

TENGRAM CAPITAL PARTNERS GEN2 FUND, L.P.

By:	/s/ William Sweedler
Name:	William Sweedler
Title:	Co-Managing member of Tengram Capital Associates, LLC, as general partner of Tengram Capital Partners Gen2 Fund, L.P.

TENGRAM CAPITAL ASSOCIATES, LLC

By:	/s/ William Sweedler
Name:	William Sweedler
Title:	Co-Managing Member

TCP DENIM, LLC

By:	/s/ William Sweedler
Name:	William Sweedler
Title:	Co-Managing member of Tengram Capital Associates II, LLC, as general partner of Tengram Capital Partners Fund II, L.P., as sole member of TCP Denim, LLC

TENGRAM CAPITAL PARTNERS FUND II, L.P.

By:	/s/ Matthew Eby
Name:	Matthew Eby
Title:	Co-Managing member of Tengram Capital Associates II, LLC, as general partner of Tengram Capital Partners Fund II, L.P.

TENGRAM CAPITAL ASSOCIATES II, LLC

By:	/s/ William Sweedler
Name:	William Sweedler
Title:	Co-Managing Member

/s/ Matthew Eby
Matthew Eby

/s/ William Sweedler
William Sweedler

17